SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                        Commission File Number 0-19222

                          NOTIFICATION OF LATE FILING

(Check One):  (X) Form 10-K

           For Period Ended: December 31, 2002

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:  Genelabs Technologies, Inc.

Former name, if applicable:  None

Address of principal executive office (street and number):  505 Penobscot Drive

City, State and Zip Code:  Redwood City, California 94063


                                    PART II
                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (X)  (a)       The reasons described in reasonable detail in Part
                     III of this form could not be eliminated without
                     unreasonable effort or expense;
      ( )  (b)       The subject annual report, semi-annual report, transition
                     report on Form 10-K, 20-F, 11-K, or Form N-SAR, or
                     portion thereof will be filed on or before the 15th
                     calendar day following the prescribed due date; or the
                     subject quarterly report or transition report on
                     Form 10-Q, or portion thereof will be filed on or before
                     the fifth calendar day following the prescribed due date;
                     and
      ( )  (c)       The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Due to unforeseen circumstances created by world events and the economic environment, the Company's resources are focused on financial issues critical to the Company. The Company is therefore unable to file its Annual Report on Form 10-K by March 31, 2003 without unreasonable effort and expense, but expects to file within the fifteen day extension period.


                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

           Matthew M. Loar             650                   369-9500
              (Name)               (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                        (X) Yes   (  ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        ( ) Yes   (X) No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          Genelabs Technologies, Inc.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2003                       By:   /s/ Irene A. Chow
                                                 --------------------------
                                                 Name:  Irene A. Chow
                                                 Title: Chairman and Chief
                                                        Executive Officer